C. Edward Chaplin

Chief Financial Officer

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

May 12, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-09583

Dear Mr. Rosenberg:

We have received your letter dated April 29, 2009 in which you provided comments to MBIA Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and to our letter dated March 19, 2009. It is our intention to respond to your comments no later than Friday, June 5, 2009.

Please feel free to contact me at (914) 765-3925.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin